UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32948

iSHARES® S&P GSCI™ COMMODITY-INDEXED INVESTING POOL LLC

(Exact name of registrant as specified in its charter)

c/o iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, California 94105

Attn: Product Management Team

iShares® Product Research & Development

(415) 670-2000

(Address of registrant’s principal executive offices)

Limited liability company interests (“Investing Pool Interests”) in

iShares® S&P GSCI™ Commodity-Indexed Investing Pool

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2013

iShares® S&P GSCI™ Commodity-Indexed Investing Pool LLC

By:	iShares® Delaware Trust Sponsor LLC, its manager

By:	/s/ Patrick Dunne
Name:	Patrick Dunne
Title:	President and Chief Executive Officer

By:	/s/ Jack Gee
Name:	Jack Gee
Title:	Chief Financial Officer